FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For November 2015

Commission File Number: 000-29644

ARM HOLDINGS PLC

 (Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

________

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated November 3, 2015 – TSMC Honors ARM with Partner Award for Fifth Consecutive Year
2.	Press release dated November 4, 2015 – Treasury Stock
3.	Press release dated November 12, 2015 – Total Voting Rights
4.	Press release dated November 12, 2015 – Treasury Stock
5.	Press release dated November 17, 2015 – ARM HPC Ecosystem Continues to Build Momentum with Introduction of PathScale EKOPath Compiler
6.	Press release dated November 17, 2015 – ARM Ecosystem Showcases HPC Innovations at SC14 Conference
7.	Press release dated November 18, 2015 – Treasury Stock
8.	Press release dated November 20, 2015 – Director/PDMR Shareholding
9.	Press release dated November 20, 2015 – Treasury Stock
10.	Press release dated November 24, 2015 – Treasury Stock
11.	Press release dated December 1, 2015 – Total Voting RIghts

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2015

ARM HOLDINGS PLC.

By: /s/ Chris Kennedy

Name:  Chris Kennedy

Title:    Chief Financial Officer

Item 1

TSMC Honors ARM with Partner Award for Fifth Consecutive Year

03 November 2014

What: ARM has been honored with the Partner Award from TSMC for the fifth consecutive year in recognition of outstanding partner performance. ARM received the award during the recent 2014 TSMC Open Innovation Platform® Ecosystem Forum for its foundation intellectual property (IP), including ARM® Artisan® physical IP, standard cells, input/output (I/O), and other fundamental building blocks for system-on-chip (SoC) design.

Why: The award is based upon customer feedback, TSMC9000 compliance, general support, number of tape outs and number of wafers shipped. ARM and TSMC continue their collaboration to ensure customers achieve volume production of SoCs in advanced silicon process nodes for mobile, enterprise and Internet of Things applications that demand high-performance and energy-efficient designs.

Having successfully scaled from 20SoC to 16FinFET, ARM and TSMC recently announced that they will collaborate again for 10FinFET. This early pathfinding work will provide valuable learning to enable physical design IP and methodologies in support of customers to tape-out 10FinFET designs as early as Q4 2015.

Who:

ARM is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy efficient-processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 60 billion System on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

Ends

ARM and Artisan are registered trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time.

None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions. This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

Item 2

Treasury Stock

RNS Number : 6100E

ARM Holdings PLC

04 November 2015

ARM Holdings PLC

4 November 2015

Transfer of Treasury Shares

ARM Holdings plc ("the Company") announces that on 3 November 2015 the following ordinary shares have been transferred from treasury stock for the purposes of employees' share scheme allotments:

221,684 ordinary shares @ 871.00 pence per share

Following the above transfers of treasury stock, the Company held 7,717,326 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) was 1,404,728,744.

End

This information is provided by RNS

The company news service from the London Stock Exchange

Item 3

Total Voting Rights

RNS Number : 5112F

ARM Holdings PLC

12 November 2015

ARM Holdings PLC

12 November 2015

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's issued share capital as at 11 November 2015 consists of 1,412,436,842 ordinary shares of .05 pence each with voting rights.  ARM Holdings plc currently holds 7,328,775 ordinary shares in Treasury.

Therefore, the total number of voting rights in ARM Holdings plc is 1,405,108,067.

The above figure 1,405,108,067 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FCA's Disclosure and Transparency Rules.

End

This information is provided by RNS

The company news service from the London Stock Exchange

Item 4

Treasury Stock

RNS Number : 5148F

ARM Holdings PLC

12 November 2015

ARM Holdings PLC

12 November 2015

Transfer of Treasury Shares

ARM Holdings plc ("the Company") announces that on 11 November 2015 386,280 ordinary shares have been transferred from treasury stock for the purposes of employees' share scheme allotments.

Following the above transfers of treasury stock, the Company held 7,328,775 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) was 1,405,108,067.

End

This information is provided by RNS

The company news service from the London Stock Exchange

Item 5

ARM HPC Ecosystem Continues to Build Momentum with Introduction of PathScale EKOPath Compiler

17 November 2014

Cambridge, UK, 17 November, 2014 - ARM ecosystem partner PathScale today announced the upcoming availability of its EKOPath Compiler for ARM®-based servers in high-performance computing (HPC) applications. EKOPath compiler supports SIMD and AES instructions in addition to C99, C++ 2003, C++11, Fortran 90/95, and partial support for Fortran 2003 and 2008. The BLAS libraries have also been ported and optimized for the ARMv8-A architecture to provide developers with the framework to create ARM-based solutions for HPC applications.

"ARM is committed to helping its silicon partners address the HPC market opportunity," said Lakshmi Mandyam, director, server systems and ecosystems, ARM. "The availability of PathScale's EKOPath Compiler underscores the continued growth of ARM's HPC ecosystem and the demand for ARM-based servers from within the HPC community. This announcement enables our partners to accelerate the deployment of the ARM-powered solutions in the HPC world."

The alpha version of the compiler and libraries will be available for customer evaluation in December 2014.

"We are pleased to provide the ARM HPC ecosystem with our new EKOPath compiler," said Christopher Bergstrom, chief technology officer, PathScale. "Our C/Fortran compiler and BLAS libraries optimized for the ARMv8-A architecture will help increase the pace of innovation for ARM partners working in HPC applications."

ARM's HPC ecosystem partners will be exhibiting, speaking and demonstrating their latest ARM-based technology in ARM booth #3458 at the International Conference for High Performance Computing, Networking, Storage and Analysis (SC14) November 17-20, 2014, in New Orleans, LA. Pathscale will showcase their new EKOPath compiler in the ARM booth on Tuesday, November 18.

ARM Partner Quotes

Applied Micro:

"Applied Micro is in support of ARM's investment in HPC efforts with Pathscale," said Rohith Pai, vice president, business development, Applied Micro. "Providing a commercial compiler for C and Fortran that is optimized for ARM-based SoCs and 64-bit architecture will be key for development within the ecosystem."

Cavium:

"Cavium is excited to partner with ARM and Pathscale to deliver the compiler features and optimizations required for advanced computing workloads. Pathscale's technology will enable end users to fully benefit from the high performance capabilities of ThunderX such as our 48 core implementation of ARMv8 with dual socket cache coherency support," said Larry Wikelius, Director Thunder Ecosystems and Partner Enablement at Cavium. "This collaboration is another example of the momentum and growth of the ARMv8 software ecosystem."

About ARM

ARM is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy efficient-processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 60 billion System on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

ARM is a registered trademark of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time.

None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions. This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

Item 6

ARM Ecosystem Showcases HPC Innovations at SC14 Conference

17 November 2014

What: ARM and the ARM® Connected Community will demonstrate how the ecosystem's technology is leading innovation in the high-performance computing (HPC) industry, including delivery of ARM's latest 64-bit ARMv8-A architecture for HPC servers.

Where: ARM booth #3458, SC14, Ernst N. Morial Convention Center - New Orleans, LA, USA

When: Conference - Nov. 16-21 + Exhibition - Nov. 17-20, 2014

Why: Attendees can learn how ARM works with the ARM Connected Community to enable leading platform and SoC partners with ARM-based technology that is optimized for a wide variety of HPC applications that demand high-performance and energy-efficiency.

ARM Partner Demo Showcase includes:

Tuesday, Nov. 18

•	Cirrascale - highlighting its RM1905D with two 64-bit ARM-based servers

•	E4 Computer Engineering - displaying its short depth, 1U rack server

•	PathScale - demonstrating its EKOPath compiler for ARMv8 architecture

Wednesday, Nov. 19

•	SoftIron - showcasing its APM6408.2 server motherboard with integrated security and packet processing

•	MiTAC (Tyan) - presenting its high-density/performance 64-bit ARM-based servers

Thursday, Nov. 20

•	SoftIron - showcasing its APM6408.2 server motherboard with integrated security and packet processing

•	Cirrascale - highlighting its RM1905D with two 64-bit ARM-based servers

ARM Partner Theater Schedule:

The ARM booth will host daily presentations by ARM and its partners discussing HPC technologies and trends. Visit ARM booth #3458 for a complete schedule.

ARM at SC14:

ARM experts will be presenting at the following events during the conference.

•	Tues, Nov. 18, 11am: Exhibitor Forum: E4-ARKA: ARM64+GPU+IB is Here presented by E4

•	Wed, Nov. 19, 4pm: Exhibitor Forum: Innovation and the Role of ISA

•	Wed, Nov. 19, 3:30pm: Panel Session: Future of Memory Technology for Exascale and Beyond

•	Thurs, Nov. 20, Noon: Nvidia Booth #1727: The ARM Ecosystem from Sensors to Supercomputers

Over 20 ARM Connected Community partners will be exhibiting at SC14 this year and participating in an ARM Partner Passport Program on the show floor. Visit the ARM ecosystem partners and pick up a passport to be entered into the daily raffle prize drawings. For more information and drawing times, stop by ARM booth #3458.

Who:

ARM is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy efficient-processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 60 billion System on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

Ends

ARM is a registered trademark of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time.

None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions. This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

Item 7

Treasury Stock

RNS Number : 1214G

ARM Holdings PLC

18 November 2015

Transfer of Treasury Shares

ARM Holdings plc ("the Company") announces that on 17 November 2015 the following ordinary shares have been transferred from treasury stock for the purposes of employees' share scheme allotments:

149 ordinary shares @ 871.00 pence per share

Following the above transfers of treasury stock, the Company held 7,328,626 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) was 1,405,108,216.

End

This information is provided by RNS

The company news service from the London Stock Exchange

Item 8

Director/PDMR Shareholding
RNS Number : 5140G ARM Holdings PLC 20 November 2015 ARM Holdings plc (the "Company") announces that the following vests took place under the Employee Equity Plan ("EEP") on 12 November 2015:

Name	Total number of shares vested under the EEP	Shares automatically sold to meet tax liability at 1049.31 pence per share	Total resultant shareholding
Philip Davis (PDMR)	13,150	6,181	6,969
Jennifer Duvalier (PDMR)	18,957	8,910	10,047

The Company also announces that under the EEP, Christopher Kennedy, a PDMR of the Company, received a Restricted Stock Units ("RSU") award of 90,218 shares which took effect on 12 November 2015.

The Company also announces that the following Long Term Incentive Plan ("LTIP") awards were made to the following PDMRs which took effect on 12 November 2015:

Name	Total number of shares awarded under the ARM 2015 LTIP	Total number of conditional awards now held under the LTIP
Christopher Kennedy	27,911	27,911
Rene Haas	2,186 ADRs	20,524 plus 8,381 ADRs

The mid-market closing price of the Company's share on 11 November 2015 was 1053 pence per share and $47.98 per ADR (1 ADR is equivalent to 3 Ordinary shares).

Under the LTIP, the vesting of shares conditionally awarded is subject to achievement of TSR and EPS performance measures and they will normally vest 3 years from the date of award.

This information is provided by RNS

The company news service from the London Stock Exchange

Item 9

Treasury Stock

RNS Number : 5258G

ARM Holdings PLC

20 November 2015

Transfer of Treasury Shares

ARM Holdings plc ("the Company") announces that on 19 November 2015 the following ordinary shares have been transferred from treasury stock for the purposes of employees' share scheme allotments:

37,267 ordinary shares @ 396.16 pence per share

9,517 ordinary shares @ 194.80 pence per share

Following the above transfers of treasury stock, the Company held 7,281,842 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) was 1,405,155,000.

End

This information is provided by RNS

The company news service from the London Stock Exchange

Item 10

Treasury Stock

RNS Number : 7417G

ARM Holdings PLC

24 November 2015

Transfer of Treasury Shares

ARM Holdings plc ("the Company") announces that on 23 November 2015 the following ordinary shares have been transferred from treasury stock for the purposes of employees' share scheme allotments:

217 ordinary shares @ 734.40 pence per share

291 ordinary shares @ 796.00 pence per share

Following the above transfers of treasury stock, the Company held 7,281,334 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) was 1,405,155,508.

End

This information is provided by RNS

The company news service from the London Stock Exchange

Item 11

Total Voting Rights

RNS Number : 5337H

ARM Holdings PLC

01 December 2015

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's issued share capital as at 30 November 2015 consists of 1,412,436,842 ordinary shares of .05 pence each with voting rights.  ARM Holdings plc currently holds 7,281,334 ordinary shares in Treasury.

Therefore, the total number of voting rights in ARM Holdings plc is 1,405,155,508.

The above figure 1,405,155,508 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FCA's Disclosure and Transparency Rules.

End

This information is provided by RNS

The company news service from the London Stock Exchange